UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BRERA HOLDINGS PLC
(Name of Issuer)

Class B Ordinary Shares, $0.005 nominal value per share
(Title of Class of Securities)

G13311108
(CUSIP Number)

June 30, 2024
(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 pages

CUSIP No. G13311108

1.	NAMES OF REPORTING PERSONS Piuma, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	220,000
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	220,000
	8.	SHARED DISPOSITIVE POWER	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12.	TYPE OF REPORTING PERSON OO

Page 3 of 6 pages

CUSIP No. G13311108

1.	NAMES OF REPORTING PERSONS Massimo Ferragamo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	320,000
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	320,000
	8.	SHARED DISPOSITIVE POWER	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12.	TYPE OF REPORTING PERSON IN

Page 4 of 6 pages

CUSIP No. G13311108

Item 1.

(a)	Name of Issuer: Brera Holdings PLC (the “Issuer”)

(b)	Address of Issuer’s principal executive offices: Connaught House, 5th Floor, One Burlington Road, Dublin 4, D04 C5Y6, Ireland

Item 2.

(a)	Name of person filing: This statement is being jointly filed by Piuma, LLC, a New York limited liability company, and Massimo Ferragamo, an individual (together, the “Reporting Persons”).

(b)	Address of the principal business office or, if none, residence: The principal business address of each Reporting Person is 663 5th Avenue, 4th Floor, New York, NY 10022.

(c)	Citizenship: Piuma, LLC is a New York limited liability company. Massimo Ferragamo is a citizen of Italy.

(d)	Title of class of securities: Class B Ordinary Shares, $0.005 nominal value per share (“Class B Ordinary Shares”)

(e)	CUSIP No.: G13311108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Page 5 of 6 pages

CUSIP No. G13311108

Item 4. Ownership.

(a)

Amount beneficially owned:

As of June 30, 2024, Piuma, LLC was the record holder of 220,000 Class B Ordinary Shares of the Issuer and Massimo Ferragamo was the record holder of 100,000 Class B Ordinary Shares. Massimo Ferragamo is the managing member of Piuma, LLC and has sole voting and dispositive power over the shares held by it. As a result, Mr. Ferragamo may be deemed to be an indirect beneficial owner of the shares held directly by Piuma, LLC.

(b)

Percent of class:

The 220,000 Class B Ordinary Shares beneficially owned by Piuma, LLC represented approximately 3.3% of the Issuer’s outstanding Class B Ordinary Shares based on 6,625,000 Class B Ordinary Shares outstanding as of June 30, 2024. The 320,000 Class B Ordinary Shares beneficially owned by Massimo Ferragamo represented approximately 4.8% of the Issuer’s outstanding Class B Ordinary Shares based on 6,625,000 Class B Ordinary Shares outstanding as of June 30, 2024.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	See Row 5 of the cover page for each Reporting Person.
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	See Row 7 of the cover page for each Reporting Person.
	(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Attached as Exhibit 1  hereto is a Joint Filing Agreement executed by each of the Reporting Persons.

Page 6 of 6 pages

CUSIP No. G13311108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2024	Piuma, LLC

	By:	/s/ Massimo Ferragamo
	Name:	Massimo Ferragamo
	Title:	Managing Member

/s/ Massimo Ferragamo
Massimo Ferragamo

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class B Ordinary Shares, $0.005 nominal value per share, of Brera Holdings PLC, and that this Agreement be included as an Exhibit to such joint filing.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13G, and for the completeness and accuracy of the information concerning him, her, or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he, she, or it knows or has reason to believe that such information is inaccurate.

Dated: August 5, 2024	Piuma, LLC

	By:	/s/ Massimo Ferragamo
	Name:	Massimo Ferragamo
	Title:	Managing Member

/s/ Massimo Ferragamo
Massimo Ferragamo